

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2012

Via E-mail
Kirstin H. McTaggart
Chief Compliance Officer
Sprott Physical Silver Trust
Suite 2700, South Tower
Royal Bank Plaza
200 Bay Street
Toronto, Ontario
Canada M5J 2J1

> **Re:** **Sprott Physical Silver Trust**
> **Supplemental Response dated February 16, 2012**
> **Form 20-F for the Fiscal Year Ended December 31, 2010**
> **Filed June 27, 2011**
> **File No. 001-34928**

Dear Ms. McTaggart:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Branch Chief